UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-8F
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☑	Merger — See Note Below

☐	Liquidation — See Note Below

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Transamerica Investors, Inc. (the “Registrant”), on behalf of its series Transamerica Premier Balanced Fund, Transamerica Premier Diversified Equity Fund, Transamerica Premier Institutional Diversified Equity Fund, Transamerica Premier Equity Fund, Transamerica Premier Institutional Equity Fund, Transamerica Premier Focus Fund, Transamerica Premier Growth Opportunities Fund, Transamerica Premier Cash Reserve Fund and Transamerica Premier High Yield Bond Fund.
3.	Securities and Exchange Commission File No.:
811-09010
4.	Is this initial Form N-8F or an amendment to a previously filed Form N-8F?
☑	Initial Application ☐ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
570 Carillon Parkway St. Petersburg, FL 33716
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Dennis P. Gallagher
Senior Vice President, General Counsel, Secretary and Operations
Transamerica Asset Management, Inc.
570 Carillon Parkway
St. Petersburg, FL 33716
Telephone: 727-299-1821
Fax: 727-299-1832

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:
Robert S. Lamont, Jr. Vice President and Chief Compliance Officer Transamerica Asset Management, Inc. 570 Carillon Parkway St. Petersburg, FL 33716 Telephone: 727-299-1814 Fax: 727-299-1832

Note:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☑ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.
9.	Sub-classification if the fund is a management company (check only one):
☑ Open-end ☐ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Maryland
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contract with those advisers have been terminated:
Transamerica Asset Management, Inc. 570 Carillon Parkway St. Petersburg, FL 33716

Transamerica Investment Management, LLC 11111 Santa Monica Blvd., Suite 820 Los Angeles, CA 90025
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Transamerica Capital, Inc. 4600 South Syracuse Street, Suite 1100 Denver, CO 80237

AFSG Securities Corporation 4333 Edgewood Rd. NE Cedar Rapids, Iowa 52494

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):

Not Applicable

(b)	Trustee’s name(s) and address(es):

Not Applicable
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes ☑ No
If Yes, for each UIT state (Name, File No. and Business Address):
Not Applicable
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No
If Yes, state the date on which the board vote took place:
July 21, 2009
If No, explain.
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☑ No
If Yes, state the date on which the shareholder vote took place:
For the mergers of Transamerica Premier Cash Reserve Fund and Transamerica Premier High Yield Bond Fund, the shareholder vote took place on November 16, 2009.

If No, explain.

With respect to the remainder of the mergers, Rule 17a-8 under the Investment Company Act of 1940, as amended, specifies those circumstances in which a shareholder vote of an acquired fund is required to approve a merger. None of those circumstances existed in the case of these mergers. Further, the Registrant’s Articles of Incorporation permit reorganizations without a vote of fund shareholders.
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☑ Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Effective at the Close of Business on:

(i) Mergers of Transamerica Premier Cash Reserve Fund and Transamerica Premier High Yield Bond Fund — November 20, 2009

(ii) Remainder of the mergers — November 13, 2009

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders.
17.	Closed-End funds only:
Not Applicable
Has the fund issued senior securities?
☐ Yes ☐ No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
Not Applicable
18.	Has the fund distributed all of its assets to the fund’s shareholders?
☑ Yes ☐ No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund.
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
☐ Yes ☑ No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes ☑ No
If Yes,
(a)	Describe the type and amount of each debt or other liability.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $165,000

(ii)	Accounting expenses: $33,800

(iii)	Other expenses (list and identify separately):

(1) Proxy services: $20,000

(2) Shareholder mailings: $200,000

(3) Other: $4,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $422,800
(b)	How were these expenses allocated?

The costs were shared equally by Transamerica Asset Management, Inc., on the one hand, and, subject to certain limitations, the applicable series of Transamerica Investors, Inc. and Transamerica Funds (the “Funds”) (and ultimately the shareholders of those Funds), on the other. The share of the costs borne by the Funds was allocated among the Funds on the basis of certain benefits resulting from the reorganizations. This allocation resulted in Transamerica Asset Management, Inc. bearing in excess of 50% of the cost of a reorganization, but in no event did a Fund’s share of the costs exceed 50% of such costs.

(c)	Who paid those expenses?
Please see the response to Question 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes ☑ No
If Yes, cite the release numbers of the Commission’s notice and order or, of no notice or order has been issued, the file number and date the application was filed.
V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes ☑ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation.
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes ☑ No
If Yes, describe the nature and extent of those activities.
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:

Applicant Series	Corresponding Series (Survivor)*

Transamerica Premier Balanced Fund	Transamerica Balanced
Transamerica Premier Diversified Equity Fund	Transamerica Diversified Equity
Transamerica Premier Institutional Diversified Equity Fund	Transamerica Diversified Equity
Transamerica Premier Equity Fund	Transamerica Equity
Transamerica Premier Institutional Equity Fund	Transamerica Equity
Transamerica Premier Focus Fund	Transamerica Focus
Transamerica Premier Growth Opportunities Fund	Transamerica Growth Opportunities
Transamerica Premier Cash Reserve Fund	Transamerica Money Market
Transamerica Premier High Yield Bond Fund	Transamerica High Yield Bond

*	Each a series of Transamerica Funds.
(b)	State the Investment Company Act file number of the fund surviving the Merger:

Transamerica Funds — File Numbers: 33-02659; 811-04556

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date agreement was filed:

(i) Mergers of Transamerica Premier Cash Reserve Fund and Transamerica Premier High Yield Bond Fund — Agreement and Plan of Reorganization filed as Appendix A to Proxy Statement/Prospectus; SEC Accession No. 0000950123-09-048693; Form N-14/A; Filed on October 6, 2009; Registrant — Transamerica Funds.

(ii) Remainder of the mergers — Agreement and Plan of Reorganization filed as Appendix A to Proxy Statement/Prospectus; SEC Accession No. 0000950123-09-048786; Form N-14/A; Filed on October 7, 2009; Registrant — Transamerica Funds.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not Applicable

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Transamerica Investors, Inc.; (ii) he is the President and Chief Executive Officer of Transamerica Investors, Inc.; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this form N-8F application are true to the best of his or her knowledge, information and belief.

TRANSAMERICA INVESTORS, INC.
By:	/s/ John K. Carter
John K. Carter
President and Chief Executive Officer